FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-12

July 7, 2004

Cumberland Updates Drill Results from Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is very pleased to report additional 2004 drill results from the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  The Meadowbank 2004 drill program, with a recently-expanded budget of $5.9 million (see news release NR04-11), is focusing on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend. To date, the 2004 program has completed 90 drill holes in approximately 14,700 metres.

At the Goose Island deposit, one of three preliminary open pit designs on the project, the 2004 program focused on improved definition of the northern and southern flanks of the deposit with the goal of maximizing the measured and indicated category of resource within the preliminary open pit design. The Phase 1 program included 28 drill holes designed to infill approximately 200 metres of the 400 metre length of the deposit.

Recent highlights from infill drilling at the Goose Island deposit include:

87.88 g/t gold over 4.91 m at 50 m below surface in hole G04-527

97.61 g/t over 4.28 m at 13 m below surface in hole G04-524

15.53 g/t over 3.92 m at 10 m below surface and 8.75 g/t over 2.41 m at 20 m below surface in hole G04-507

12.72 g/t over 11.25 m at 83 m below surface and *5.59 g/t over 3.84 m at 113 m below surface in hole G04-509

10.36 g/t over 2.10 m at 41 m below surface in hole G04-519

8.43 g/t over 5.83 m at 87 m below surface and 16.63 g/t over 1.93 m at 110 m below surface in hole G04-521

7.06 over 10.80 m at 95 m below surface in hole G04-522

*previously released

Additional infill drill results reported on June 8, 2004 (see news release NR04-11) from Goose Island included:

*119.46 g/t gold over 4.89 m at 65 m below surface in hole G04-511

*10.93 g/t over 4.26 m at 110 m below surface in hole G04-504

*12.59 g/t over 8.70 m at 80 m below surface in hole G04-505

*21.10 g/t over 3.28 m at 130 m below surface in hole G04-508

“Drill holes from the flanks of the Goose Island deposit are returning outstanding intersections and will support the ongoing feasibility with improved resource classification and the potential for higher grades within an expanded open pit design,” commented Kerry Curtis, President and CEO.

In 2003, four infill drill holes were completed in the near-surface, southern flank of the deposit.  Two of the drill holes yielded 18.55 g/t gold over 6.69 metres and 17.52 g/t gold over 6.70 metres at depths of 22 metres and 17 metres, respectively, suggesting a high-grade core to the deposit (see news release NR03-23).  Follow-up drilling in 2004 has yielded 119.46 g/t over 4.89 metres, 97.61 g/t over 4.28 metres and 87.88 g/t over 4.91 metres confirming a shallow, very high-grade component of resources in the southern portion of the open pit design (see attached figure).

In the northern portion of the deposit, a series of 2004 drill holes targeted below the current pit design have also yielded excellent intersections (10.93 g/t gold over 4.26 metres, 12.72 g/t over 11.25 m and 7.06 g/t over 10.80 metres) leading to potential increased grade and a deeper open pit in the north (see attached map).

A table of the Goose Island deposit results and a drill hole location map are attached to this release.  Additional results from the Meadowbank Phase I spring drill program will be announced within the next several weeks and the Phase II summer drill program will continue through September.

The Goose Island deposit is one of six closely-spaced, near surface gold deposits at the Meadowbank gold project.

Goose Island Deposit Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	1,924,000	4.8	297,000
Inferred	2,069,000	4.8	319,000

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due to global escalations in fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is completing a 2004 drill program to enhance gold resources at Meadowbank and is progressing on an extensive range of feasibility optimization studies with the goal of completing feasibility in the fall of 2004.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

** True thickness of intersections ranges from 80-100% of intersected widths.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

2004 SPRING DIAMOND DRILLING RESULTS: Goose Island Composites
HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
G04-507	1125S	70E	10.08	14.00	15.53	3.92	10
		incl	10.45	12.30	31.12	1.85
			22.80	25.21	8.75	2.41	20
		incl	24.70	25.21	31.70	0.51
G04-509	1075S	002W	90.50	101.75	12.72	11.25	83
		incl	93.75	95.25	38.81	1.49
		and	99.19	100.31	42.16	1.12
G04-512	1075S	041E	56.15	59.63	3.87	3.48	50
		incl	56.67	58.55	5.21	1.88
G04-513	1325S	020E	124.32	126.10	1.34	1.78	103
G04-514	1075S	079E	30.65	31.83	2.82	1.18	25
G04-515	1325S	060E	67.40	72.13	2.10	4.73	57
G04-516	1050S	059E	53.18	59.86	3.21	6.68	47
		incl	53.18	56.42	5.25	3.24
		and	55.96	56.42	18.20	0.46
G04-517	1025S	090E	33.85	35.51	27.82	1.66	29
		incl	33.85	34.80	35.30	0.95
G04-518	1325S	100E	13.48	17.85	4.94	4.37	13
		incl	13.80	14.72	16.58	0.92
G04-519	1000S	070E	48.10	50.20	10.36	2.10	41
		incl	48.40	49.40	18.30	1.00
			52.62	63.98	1.87	11.36	49
G04-520	1000S	024E	81.24	88.37	4.49	7.13	70
		incl	82.21	83.37	12.68	1.16
			107.92	109.80	8.18	1.88	90
G04-521	1025S	002E	96.92	102.75	8.43	5.83	87
		incl	97.27	99.03	17.86	1.76
			124.01	125.94	16.63	1.93	110
G04-522	1050S	014W	102.80	113.60	7.06	10.80	95
		incl	110.70	112.14	20.40	1.44
		and	111.51	111.83	40.60	0.32
			115.95	122.73	2.44	6.78	104
			130.29	136.50	1.90	6.21	116
			137.70	140.47	2.23	2.77	121
G04-523	975S	068E	47.06	48.00	18.28	0.94	37
			50.35	60.46	1.72	10.11	43
G04-524	1350S	095E	14.60	18.88	97.61	4.28	13
		incl	16.24	18.88	157.14	2.64
		and	16.24	16.54	1315.65	0.30
		and	18.58	18.88	35.55	0.30
			22.95	25.42	4.30	2.47	18
G04-525	1375S	085E	26.87	38.30	2.75	11.43	25
		incl	26.87	31.87	3.86	5.00
		and	30.66	31.87	7.63	1.21
G04-526	1375S	050E	81.40	86.87	3.09	5.47	65
		incl	85.00	85.91	7.23	0.91
G04-527	1400S	064E	58.56	63.47	87.88	4.91	50
		incl	60.93	63.47	163.32	2.54
G04-528	1400S	013E	115.33	117.33	1.95	2.00	95
G04-529	1425S	074E	43.81	48.88	2.39	5.07	38
		incl	45.30	45.89	8.92	0.59
G04-530	1425S	037E			NSV

* PREVIOUSLY RELEASED 2004 SPRING DIAMOND DRILLING RESULTS: Goose Island Composites
HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
*G04-501	1200S	166W	382.45	388.95	4.89	6.50	350
		incl	384.25	387.35	9.16	3.10
		and	386.92	387.35	40.27	0.43
			398.78	400.37	7.22	1.59	360
		incl	399.84	400.37	18.60	0.53
			462.00	462.45	4.90	0.45	420
*G04-502	1025S	050E	57.17	67.00	3.56	9.83	51
		incl	57.17	58.79	5.10	1.62
		and	62.04	67.00	4.87	4.96
		and	62.04	63.49	10.39	1.45
*G04-504	1125S	062W	141.15	145.41	10.93	4.26	110
		incl	141.75	142.05	30.40	0.30
		and	143.80	145.41	21.38	1.61
			178.00	180.74	7.22	2.74	137
		incl	178.00	179.00	13.13	1.00
			215.64	218.17	3.56	2.53	167
*G04-505	1125S	018W	95.00	103.70	12.59	8.70	80
		incl	96.35	100.35	25.68	4.00
			107.50	115.00	3.18	7.50	90
		incl	110.00	111.00	7.84	1.00
		and	113.50	114.00	6.16	0.50
			119.00	127.00	4.57	8.00	100
		incl	124.64	126.25	14.96	1.61
			129.90	137.00	3.58	7.10	110
		incl	135.46	136.14	26.30	0.68
			145.95	147.70	12.11	1.75	121
		incl	145.95	146.50	20.55	0.55
			159.75	160.36	18.10	0.61	131
*G04-506	1125S	030E	45.17	53.45	7.98	8.28	40
		incl	50.48	53.45	12.65	2.97
*G04-508	1275S	033W	152.07	155.02	7.58	2.32	126
			158.07	161.35	21.10	3.28	130
		incl	158.07	160.32	29.49	2.25
		and	159.81	160.32	46.60	0.51
			164.70	172.65	4.06	7.95	138
		incl	170.77	172.65	9.85	1.88
		and	172.34	172.65	19.00	0.31
			194.34	195.86	34.24	1.52	160
*G04-509	1075S	002W	128.20	132.04	5.59	3.84	113
		incl	128.20	128.68	37.70	0.48
*G04-510	1275S	007E	105.58	107.46	4.05	1.88	85
			110.72	111.57	12.00	0.85	90
*G04-511	1275S	047E	75.93	80.82	119.46	4.89	65
		incl	77.00	79.88	201.20	2.88
		and	77.91	78.21	1807.60	0.30

Intercepts reported at 1 g/t gold cut-off with a maximum inclusion of 2 metres.

Higher grade intersections reported a 5 g/t gold cut-off.

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com
TSX: CLG; AMEX: CLG

MEADOWBANK GOLD PROJECT

2004 DRILL PROGRAM

Goose Island Longitudinal Section – Looking West

SOUTH
NORTH
1400S
1200S
1000S
Surface
100m
50m
0 m
NSV
87.88/4.91
97.61/4.28
4.30/2.47
2003
18.55/6.69
2003
17.52/6.70
119.46/4.89
2.75/11.43
2.39/5.07
2.10/4.73
4.94/4.37
5.14/1.12
3.09/5.47
1.95/2.00
12.00/0.85
4.05/1.88
2.19/0.50
1.34/1.78
7.58/2.32
21.1/3.28
4.06/7.95
15.53/3.92
8.75/2.41
2.82/1.18
27.82/1.66
7.98/8.28
3.21/6.68
3.87/3.48
2.29/1.92
12.59/8.70
4.57/8.00
18.28/0.94
1.72/10.11
10.36/2.10
1.87/11.36
4.49/7.13
8.18/1.88
3.56/9.83
8.43/5.83
16.63/1.93
10.93/4.26
7.22/2.74
3.56/2.53
12.72/11.25
2.02/8.45
5.59/3.84
7.06/10.80
2.44/6.78
1.90/6.21
Preliminary pit ($325) 2003 limit
Pre-2004 DDH pierce point
2004 DDH pierce point
Au g/t metres
0
100 m